

January 12, 2012

Via E-mail
Jordan Starkman
President
Health Advance Inc.
3651 Lindell Road, Suite #D155
Las Vegas, NV 89103

> **Re:** **Health Advance Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 3, 2012**
> **File No. 333-177122**

Dear Mr. Starkman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 11. Information with Respect to the Registrant, page 10

Description of Business, page 10

General, page 10

1. We note your response to comment 2 in our letter dated December 20, 2011. Because you have deleted the lead-in sentence in response to our comment, please also delete the four bulleted items at the bottom of page 10.

Jordan Starkman
Health Advance Inc.
January 12, 2012
Page 2

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>Plan of Operation, page 21</u>

2. Please revise your disclosure to remove the implication that you expect to achieve $130,000 in net revenue from the sale of traditional medical products by July 31, 2012, as such expectation does not appear to have a reasonable basis given that you had not generated any revenues from your inception to January 3, 2012. See Item 10(b)(1) of Regulation S-K.

3. We note that you revised the first paragraph on page 22 to indicate that you expect to achieve total sales of $500,000 within 24 months following your July 31, 2011 year-end. However, the remainder of this paragraph appears to indicate that you expect to generate $750,000 in revenue during this period, with $400,000 from your core four growth markets and $350,000 from your durable medical products business. Please revise this paragraph as necessary to consistently describe your projected future revenue.

<u>Results of Operations, page 23</u>

4. It appears that your operating expenses and loss from operations from inception (April 14, 2010) to October 31, 2011 should be $94,377 rather than $26,473. Similarly, it appears that your net loss should be $94,479 rather than $26,302. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin
Anslow & Jaclin, LP